NAPLOY CORP.

95 Lias Estate Kafe district Abuja,

FCT 900108 Nigeria

Telephone: +13072133163

Email: naploy.corp@tutanota.com

December 06, 2023

Michael Fay, Terence O'Brien

Juan Grana and Margaret Schwartz

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE,

Washington, DC 20549

Re:	NAPLOY CORP.
Registration Statement on Form S-1
Filed October 6, 2023
File No. 333-274889

Dear Michael Fay, Terence O'Brien, Juan Grana and Margaret Schwartz:

In response to your letter dated November 2, 2023 pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No.1 to the Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on October 6, 2023

Registration Statement on Form S-1

Cover Page, page iii

1. Please disclose, on the cover page, the national securities exchange where the securities being offered will be listed or other market(s) where the securities will be quoted. Refer to Item 501(b)(4) of Regulation S-K.

Response: We have added the following disclosure:

The securities being offered by Naploy Corp. will be listed and traded on the following national securities exchanges and markets: OTC (Over-the-Counter) Market, Nasdaq Stock Market, QB (OTCQB).

2. Please disclose, on the cover page, any arrangements to place the proceeds from the offering in an escrow, trust, or similar account. If no arrangements have been made, please state so and disclose the effect on investors. Refer to Item 501(b)(8) of Regulation S-K.

Response: We have added the following disclosure:

There are no any arrangements to place funds into an escrow, trust, or similar account; any funds received from the sale of stock will be placed into the Company's bank account and will be immediately available to us. We intend to use the proceeds raised in this offering for the uses set forth in the proceeds table. The failure of funds used to effectively grow our business could result in unfavorable returns or no income at all. This could have a significant adverse effect on our financial condition and could cause the price of our common stock to decline.

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Summary, page 3

3. Please revise to provide further information and context, including a timeline for development, with regard to the technologies listed on page 3 that you intend to implement in the Naploy app.

Response: We have added the following disclosure:

Phase 1: Improvement of the AI technology (Months 1-6)

The first phase of development focuses on refining our AI-powered Symptom Diagnostic feature. Within the initial six months, our primary objective is to improve the accuracy and depth of diagnostic capabilities.

Phase 2: Basic Feature Implementation (Months 1-12)

From the 1st month till 12th, we plan to integrate essential features such as the Map View, Reviews, and Booking Services. These features will provide users with an initial level of functionality, facilitating their engagement with medical institutions and content within the app.

Phase 3: Advanced Feature Implementation (Months 6-18)

The following six to eighteen months will be dedicated to more advanced feature implementations. This includes Notifications, Marketing Opportunities, Body Map Symptom Checker, and Language Translation capabilities. These additions aim to significantly enhance the user experience and app functionality.

Phase 4: Completion and Testing (Months 12-18)

The following twelve to eighteen months, the focus will be on finalizing the integration of the Personal Health Tracker, Medicine Reminder, and conducting comprehensive testing for the entire app. This phase ensures the stability, usability, and reliability of all features.

The app will continuously undergo updates and refinements to enhance user experience, improve accuracy, and maintain the highest performance standards.

4. We note your statement on page 2: "Our Naploy app is your go-to source for the latest health news and updates. Naploy App offers an article library- News Blog that deals with the most common health topics." We also note your statement on page 21: "Our “Naploy App” is regularly updated with articles written by healthcare professionals and industry experts." Please revise to clarify where this content is sourced from, given you state elsewhere you have no employees. To the extent you license this content please revise to describe such arrangements and file such agreements as exhibits to your Registration Statement or tell us why you are not required to do so.

Response: We have added the following disclosure:

The content provided on our app is primarily sourced from reputable open channels, ensuring credibility and accuracy. In addition to open sources, we curate content from trusted platforms such as https://medicalxpress.com/. It's pertinent to highlight that we do not engage in content licensing agreements as we are utilizing the information from reliable open sources and ensure that our users receive high-quality, updated, and relevant health information through the Naploy app.

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Risk Factors

Risks Associated With Our Company, page 6

5. Please disclose the material risks associated with failing to develop content for the Naploy app, partnering with medical institutions and advertisers in Nigeria and elsewhere in Africa, and any potential disruptions to the Naploy app, such as technological issues and software bugs, as applicable.

Response: We have added the following disclosure:

MATERIAL RISKS ASSOCIATED WITH FAILING TO DEVELOP CONTENT FOR THE NAPLOY APP, PARTNERING WITH MEDICAL INSTITUTIONS AND ADVERTISERS IN NIGERIA AND ELSEWHERE IN AFRICA

Failing to develop content for the Naploy app could result in a lack of engaging and informative material for users, leading to decreased app usage and potential loss of interest. Users may turn to other sources for health information, affecting the app's credibility and popularity.

Challenges in establishing fruitful partnerships with medical institutions and advertisers across Nigeria and other African regions pose a substantial risk. Difficulties in these collaborations might hinder the app's ability to form strong alliances within the healthcare industry. Without these partnerships, Naploy could face limitations in accessing a wider user base, impacting its capacity to offer varied, verified, and valuable medical information. Such limitations could potentially affect the platform's overall growth and influence its position within the industry.

POTENCIAL DISRUPTIONS TO THE NAPLOY APP, SUCH AS TECNNOLOGICAL ISSUES AND SOFTWARE BUGS

Technical issues and software bugs are inherent risks in any app development. Regular updates and maintenance are crucial to address bugs and ensure the app's smooth operation. Moreover, disruptions caused by technological issues may result in downtime, affecting user experience and trust. In regions with limited access to stable internet connections, the app's functionality may be compromised, limiting its reach and effectiveness. All this could have a material adverse effect on our financial condition and results of operations.

Risk Factors

Risks Associated With Our Company, page 8

6. Please advise if there are any Nigerian laws, regulations, administrative determinations or similar constraints that could impact your operations. If so, please disclose these as has been done for U.S. federal and state laws and regulations. As an example only, we note that on page 9 you reference laws passed by many states requiring companies to notify individuals of data security breaches. Given you intend to operate outside of the United States for the foreseeable future, please revise to discuss any applicable Nigerian or other applicable laws regarding data security and privacy. Please also elaborate further regarding any other risks particular to operating in Nigeria.

Response: We have added the following disclosure:

WE WILL FALL UNDER THE PURVIEW OF NIGERIAN LAWS, REGULATIONS, AND ADMINISTRATIVE DECISIONS THAT HAVE THE POTENTIAL TO INFLUENCE OUR OPERATIONS.

Operating in Nigeria exposes our company to specific risks related to data security and privacy laws. Nigerian regulatory frameworks and any changes to these laws can impact our operations, especially in handling sensitive health information.

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Data Protection Landscape: Nigeria may have specific data protection laws that govern the collection, processing, and storage of personal and health-related information. Compliance with these laws is crucial for protecting user data and maintaining their trust. Any lapses in data security or privacy practices may result in legal consequences and reputational damage.

Regulatory Changes: The dynamic nature of data protection regulations introduces uncertainty. Changes in Nigerian data protection laws or the introduction of new regulations may necessitate adjustments to our data-handling practices, potentially leading to increased compliance costs. Non-compliance with all the Nigerian Laws may result in penalties.

OTHER RISKS PARTICULAR TO OPERATING IN NIGERIA

Infrastructure and Connectivity Challenges: Nigeria faces challenges related to infrastructure and internet connectivity. Potential disruptions in service due to these challenges may impact user experience and app functionality. Cultural Sensitivity: Nigeria has diverse cultural and religious practices. Content and advertising should be mindful of cultural sensitivities to avoid unintentional offense. Political and Economic Instability: Nigeria has experienced periods of political and economic instability. These factors can affect the business environment and should be monitored for potential impacts on operations. Local Partnerships: establishing strong local partnerships is crucial for navigating the business landscape in Nigeria. This includes collaborations with medical institutions, advertisers, and other stakeholders.

Risk Factors

Risks Associated With This Offering

Our Directors will Continue to Exercise Significant Control over our Operations..., page 11

7. On page 11, you state that currently 25% of all shares of common stock of the Company are beneficially owned by all officers and directors as a group. However, in a previous risk factor on page 10, you state that a total of 2,000,000 shares of common stock have been issued to Mr. Arnold. Likewise, the Beneficial Ownership Table on page 38 of the Registration Statement discloses Mr. Arnold as currently holding 2,000,000 shares of common stock, or 100% of the Company's common stock. Please reconcile this discrepancy in the disclosure. Please also disclose that as the current sole holder of the Company's common shares, Mr. Arnold may elect the entire Board of Directors.

Response: We have resolved this discrepancy in the disclosure

Description Of Our Business, page 19

8. On page 19 of the Registration Statement, Symptom Diagnostic is described as "an advanced tool that uses high-grade AI technology to provide diagnoses" and as a main feature of the Naploy app. Please advise, and disclose as applicable, whether Symptom Diagnostic and/or the Naploy app will require any regulatory approvals in the United States, Nigeria or elsewhere.

Response: We have added the following disclosure:

For Naploy App and Symptom Diagnostic feature do not require regulatory approval in the United States, Nigeria or elsewhere because they provide information rather than direct medical advice. For the health app, despite providing useful functionalities, users are strongly encouraged to seek professional medical advice, especially when experiencing severe symptoms. The app's features are intended for informational purposes only and must not replace the guidance of a medical professional in cases of severe symptoms or critical health concerns.

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9. Please provide disclosure regarding plans for expansion beyond Nigeria. Please disclose both the timeframe and geographic scope of the planned expansion.

Response: We have added the following disclosure:

In addition, within two-three years after the success of the Nigerian market, we intend to popularize the application to other African countries, starting with neighboring Benin, Chad, Cameroon and Niger. Furthermore, potential target countries for expansion could encompass regions such as Kenya, South Africa, and Ethiopia. The company intends to evaluate the market readiness and demand within these countries and strategically expand its services to cater to these regions, ensuring the compatibility of the online health platform with the local healthcare landscapes and technological infrastructure.

Description Of Our Business

Our Mobile Application And The Process, page 21

10. Please revise the disclosure on pages 21 and 22 of the Registration Statement to clearly distinguish between existing and future functionality and features of the Naploy app and provide a sense of the scope of currently available content on the Naploy app. For example, we note you state that your app includes a Clinic Search feature that involves your "team" interacting with clients and that you have "expert managers," yet you state elsewhere that you have no employees. Please also disclose here when the Naploy app was created, how many users and advertisers you currently have (we note in the Risk Factors you state you have not yet attracted any potential customers), and more clearly distinguish between what content and services are available on the Naploy app and what content is available on the Naploy website.

Response: We have reviewed and revised our disclosures.

Description Of Our Business

Revenues, page 23

11. Under "Referral fees" on page 23 of the Registration Statement, the disclosure seems to state that, in the future, the Naploy app will be able to earn referral fees from medical institutions for each new patient that the Naploy app directs to them. Please advise whether there are any material contracts or letters of intent to which you have entered into with any medical institutions for such referrals and, if so, revise to describe such agreements and file them as exhibits to your Registration Statement or tell us why you believe you are not required to do so. Revise to also describe any regulatory implications of receiving referral fees from medical institutions.

Response: We have added the following disclosure:

As of the current date, Naploy Corp. does not have any material contracts or letters of intent with medical institutions for referral arrangements. The revenue model relies on potential future collaborations with medical institutions, and we will ensure that any such agreements comply with regulatory requirements.

It's important to note that, at present, there are no regulatory implications to address as we have not yet engaged in formal agreements with medical institutions for referral fees. Any future collaborations will be approached with careful consideration of regulatory compliance to ensure transparency and adherence to applicable standards.

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12. Please explain how the "Prices for Services" and "Prices for Services in the future" on page 23 of the Registration Statement are derived. If these are estimates and not current prices, please state more clearly in the disclosure that these are not actual prices being charged.

Response: We have added the following disclosure:

The "Prices for Services" and "Prices for Services in the future" are based on estimated ranges derived from market research, industry benchmarks, and an assessment of the value provided by our services. These figures are not static and may be subject to change based on various factors, including market conditions, service enhancements, and feedback from clients.

Description Of Our Business

Market Overview, page 24

13. On page 24 of the Registration Statement, the disclosure states that the global healthcare mobile app market is expected to reach $111.1 billion by 2025, with a CAGR of 38.7% from 2020 to 2025. The disclosure also states that more than 70% of patients search for medical information online before consulting a doctor. Please revise to provide a source for these statistics. Please also add disclosure to contextualize the estimate of the addressable market within Africa specifically and any subcategories of healthcare mobile apps that you intend to target.

Response: We have reviewed and revised our disclosures.

Description Of Our Business

Government and Industry Regulation, page 25

14. Please revise to elaborate further on applicable government and industry regulations in the United States and Nigeria.

Response: We have revised the disclosure.

Directors, Executive Officers, Promoters And Control Persons

Background Information About Our Officers And Directors, page 35

15. Please describe the business experience during the past five years of each director and executive officer, including: each person's principal occupations and employment during the past five years; the name and principal business of any corporation or other organization in which such occupations and employment were carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the Company. In addition, for each director or person nominated or chosen to become a director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the Company. Refer to Item 401(e) of Regulation S-K. Please also indicate any other directorships held by your executive officers and directors. Finally, we note that Mr. Arnold has managed "several successful businesses in various industries" and Mr. Bonilla has overseen "multiple thriving ventures across diverse industries" and "steered these enterprises towards remarkable achievements." Please balance this disclosure by stating that this prior track record is not indicative of future success and investors should not rely on previous performance.

Response: We have added the disclosure.

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Security Ownership Of Certain Beneficial Owners and Management, page 38

16. Please indicate, in the Beneficial Ownership table on page 38 of the Registration Statement, the effect of this offering on the amount and percentage of present holdings of the Company's common equity.

Response: We have added the disclosure.

Certain Relationships And Related Transactions, page 39

17. We note your statement on page 30 that Mr. Ulloa Bonilla has verbally agreed to loan you funds in case you need additional financing. Please revise to state whether the loan referenced on page 39 of the Registration Statement with Mr. Ulloa Bonilla is also based on a verbal agreement. If so, please add disclosure regarding enforceability and jurisdiction provisions applicable to the loan and discuss the same with respect to any future verbal loans.

Response: We have revised our disclosure.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

18. We note the audit report refers to the financial statements for each of the two years in the period ended July 31, 2023, whereas the financial statements are from April 6, 2023, the date of inception. Similarly, the audit report refers to balance sheets, but there is only one balance sheet presented. In addition, the auditor's consent refers to May 31, 2023 and pages F-1 to F-7, which do not correspond to the financial statements or related notes to the financial statements. Please request that your auditor correct its report and consent. In addition, please request that your auditor include in the audit report the name of the country from which the auditor's report has been issued. Refer to PCAOB AS 3101.

Response: We have included the updated auditor’s report and consent.

Statement of Cash Flows, page F-6

19. We note the payment schedule on page 3 related to the $45,000 purchase and the disclosure on page 4 which indicates that certain of these amounts are in Accounts Payable. Please clarify your disclosure on pages 3 and 33, and in Note 4, to state (i) the amount of cash that was paid as of July 31, 2023, (ii) the dates and amounts of any subsequent cash payments, and (iii) the amount that is in accounts payable as of July 31, 2023. In addition, clarify for us how your statement of cash flows presentation is consistent with ASC 230-10-45-13(c), or make any necessary revisions. In this regard, it appears that your investing cash outflows for the period presented should be limited to cash payments made during that same period presented, and that the amount included in accounts payable related to the purchase would not be considered part of the reconciliation of net loss and cash flows used in operating activities. Also refer to ASC 230-10-50-3.

Response: We have added the following disclosure

Note 1 - Organization and Basis of Presentation, page F-7

20. We note on page 8, for example, that your headquarters and major assets are located in Nigeria. Please provide an accounting policy related to ASC 830 Foreign Currency Matters, as well as any applicable disclosures. In addition, please disclose whether Naploy Corp. has any subsidiaries located outside the United States.

Response: We have added the following disclosure

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Cash and Cash Equivalents, page F-8

21. Please disclose the location of your bank accounts and your cash and cash equivalents.

Response: We have added the following disclosure

Our cash is held in a Wise electronic money account.

Note 4 - Intangible Assets, page F-9

22. Please clarify for us how you determined the applicability of ASC 985 to the acquisition of your mobile application and website. In addition, tell us the extent you have considered the application of ASC 350-50 as the appropriate accounting. Revise your disclosure to reflect any changes to your accounting policies in response to this comment.

Response: We have added the following disclosure

Note 5 - Loan from Related Party, page F-10

23. We note the amount is owed to Rafael Angel Ulloa Bonilla and on page 35 his address is in Nigeria. Please revise your disclosure to (i) confirm that 26,000 United States dollars was received by Naploy Corp., if accurate, (ii) confirm that 26,000 United States dollars is owed by Naploy Corp., if accurate, and (iii) identify the date(s) the cash was received by Naploy Corp.

Response: We have added the following disclosure

Note 7 - Income Taxes, page F-11

24. Please disclose whether you will be subject to income taxes in Nigeria.

Response: We will be subject to income taxes in Nigeria.

Exhibits, page II-2

25. Please include the Consent of Counsel as a separate exhibit to the Registration Statement. This additional exhibit may cross reference to the Opinion of Counsel filed as Exhibit 5.1. Refer to Item 601(b)(23)(i) of Regulation S-K.

Response: We have included the Consent of Counsel as a separate exhibit to the Registration Statement

26. Please revise the Fee Filing Table filed as Exhibit 107 to the Registration Statement to disclose the information required under Item 16 of Form S-1. Specifically, revise to include the security type, fee calculation rule and fee rate. Also revise to remove the fee table from the cover page.

Response: We have revised the Fee Filing Table.

Signatures, page II-5

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27. Please include the signature of Mr. Ulloa Bonilla as a majority of the Board of Directors must sign the Registration Statement. Refer to page 14 of the instructions to Form S-1.

Response: We have included the signature of Mr. Ulloa Bonilla

General

28. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: We have added the following disclosure:

Neither the Company nor anyone on the Company’s behalf has had any written communications with potential investors relating to the offering contemplated by the Registration Statement. If any such communications are made in reliance on Section 5(d), the Company will provide a copy of such communications to the Staff.

You can direct any other comments or questions directly to:

Frederick Sidney Reinhard Arnold

Telephone: +13072133163

Email: naploy.corp@tutanota.com

/s/ Frederick Sidney Reinhard Arnold

Frederick Sidney Reinhard Arnold

President, Chief Financial Officer,

Chief Executive Officer, Director

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